Exhibit 99.1

Intchains Group Limited Reports Fourth Quarter and Full Year 2023

Unaudited Financial Results

SHANGHAI, China – February 28, 2024 (GLOBE NEWSWIRE) – Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chip products and ancillary software and hardware for blockchain applications, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Operating and Financial Highlights

•

Sales volume of ASIC chips was 423,040 units for the fourth quarter of 2023, representing a decrease of 36.5% from 666,420 units for the same period of 2022. Fourth quarter ASIC chip sales consisted of 287,872 units sold directly to customers and 135,168 units embedded in computing equipment for blockchain applications that we began offering to customers in the fourth quarter of 2023.

•	Revenue was RMB35.5 million (US$5.0 million) for the fourth quarter of 2023, representing an increase of 5.3% from RMB33.7 million for the same period of 2022.

•	Net income was RMB8.1 million (US$1.1 million) for the fourth quarter of 2023, representing a decrease of 36.2% from RMB12.7 million for the same period of 2022.

Full Year 2023 Operating and Financial Highlights

•

Sales volume of ASIC chips was 1,457,373 units for the year ended December 31, 2023, representing a year-over-year decrease of 55.0% from 3,235,235 units for 2022. Full year 2023 ASIC chip sales consisted of 1,322,205 units sold directly to customers and 135,168 units embedded in computing equipment for blockchain applications that we began offering to customers in the fourth quarter of 2023.

•	Revenue was RMB82.2 million (US$11.6 million) for the year ended December 31, 2023, representing a year-over-year decrease of 82.6% from RMB473.7 million for 2022.

•	Net loss was RMB26.8 million (US$3.8 million) for the year ended December 31, 2023, compared to a net income of RMB355.2 million for 2022.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “2023 was a year filled with accomplishments as well as challenges for Intchains. Our successful first quarter listing on the Nasdaq marked the commencement of an exciting new stage in our development. Throughout the year, we actively addressed evolving market conditions with investments in innovative technology, enhancing our competitiveness, and extending our presence across the industry value chain. Our latest ASIC chip, designed and manufactured using a 12nm process node, completed the relevant IC verification and trial production processes in February 2024 and is set to enter mass production in March 2024. Furthermore, following our successful acquisition of the Goldshell brand and related assets in February 2024, we expect to officially launch our Goldshell-branded computing equipment for blockchain applications in March 2024. In addition to these positive developments, our revenue for the fourth quarter of 2023 experienced significant growth of 418.2% compared to the third quarter, due to the fourth quarter rebound of the cryptocurrency market, following a downturn in the preceding quarter. As a result, we achieved quarterly profitability for the fourth quarter of 2023. Despite short-term volatility, we are confident in the industry’s trajectory for 2024 and the long-term prospects of the entire WEB3 landscape. We will continue to optimize capital utilization efficiency as we pursue further development opportunities along the value chain, laying a robust foundation for our sustainable growth.”

Fourth Quarter 2023 Financial Results

Revenue

Revenue was RMB35.5 million (US$5.0 million) for the fourth quarter of 2023, representing an increase of 5.3% from RMB33.7 million for the same period of 2022. Our revenue for the fourth quarter of 2023 primarily comprised revenue derived from the sales of our ASIC chips, computing equipment that incorporated our ASIC chips for blockchain applications, ancillary software and hardware and others. The increase was primarily attributable to a one-off sale of intelligent router products which generated RMB12.6 million in revenue in the fourth quarter of 2023. These intelligent router products were acquired from third parties and integrated with our software solutions for resale purposes. This was a one-off transaction for us and we currently have no intention to continue this business in the future. This increase in revenue was partially offset by the decrease in ASIC chip sales volumes.

Cost of Revenue

Cost of revenue was RMB14.1 million (US$2.0 million) for the fourth quarter of 2023, representing a decrease of 29.3% from RMB20.0 million for the same period of 2022. The decrease was mainly attributable to the reversal of the write-off of the intelligent router products referenced above. We wrote off the intelligent router products in the second quarter of 2023 due to our belief that they could not be sold considering the adverse market conditions. This write-off was reversed in full in the fourth quarter of 2023 upon the sale of the intelligent router products. This reversal reduced our total cost of revenue for the fourth quarter of 2023. The decrease in our ASIC chip sales volumes also contributed to the decrease in our cost of revenue.

Operating Expenses

Total operating expenses were RMB22.8 million (US$3.2 million) for the fourth quarter of 2023, representing an increase of 79.0% from RMB12.7 million for the same period of 2022. This increase was due to an increase in each category of operating expenses.

•

Research and development expenses increased by 40.2% to RMB14.0 million (US$2.0 million) for the fourth quarter of 2023 from RMB10.0 million for the same period of 2022. The increase was primarily attributable to increased intellectual property expenses, labor costs and depreciation and amortization expenses for the design of ASIC chips.

•

Sales and marketing expenses increased by 65.3% to RMB1.8 million (US$0.3 million) for the fourth quarter of 2023 from RMB1.1 million for the same period of 2022, mainly driven by increased personnel-related expenses.

•

General and administrative expenses increased by 316.6% to RMB7.0 million (US$1.0 million) for the fourth quarter of 2023 from RMB1.7 million for the same period of 2022, primarily due to increased lease-related expenses, labor costs, and professional expenses.

Interest Income

Interest income increased by 22.3% to RMB4.2 million (US$0.6 million) for the fourth quarter of 2023 from RMB3.5 million for the same period of 2022, mainly attributable to our effective cash management.

Other Income, net

Our other income, net, decreased by 29.6% to RMB7.5 million (US$1.1 million) for the fourth quarter of 2023 from RMB10.6 million for the same period of 2022. The decrease was primarily due to a decrease in grants received from the local government. The grants were issued in support of eligible IC industry projects with no repayment obligations.

Net Income

As a result of the foregoing, we recorded a net income of RMB8.1 million (US$1.1 million) for the fourth quarter of 2023, representing a decrease of 36.2% from RMB12.7 million for the same period of 2022.

Basic and Diluted Net Earnings Per Ordinary Share

Basic and diluted net earnings per ordinary share decreased by 36.4% to RMB0.07 (US$0.01) for the fourth quarter of 2023 from RMB0.11 for the same period of 2022. Each ADS represents two of the Company’s Class A ordinary shares.

Full Year 2023 Financial Results

Revenue

Revenue was RMB82.2 million (US$11.6 million) in 2023, representing a decrease of 82.6% from RMB473.7 million in 2022. The decrease was mainly due to the overall challenging cryptocurrency market in 2023, leading to decreases in the sales volume and average selling price of our ASIC chips, partially offset by the revenue of RMB13.8 million derived from the sales of certain intelligent router products referenced above.

Cost of Revenue

Cost of revenue was RMB73.1 million (US$10.3 million) for the year ended December 31, 2023, representing a decrease of 15.9% from RMB87.0 million for 2022. The decrease was mainly attributable to the decline in sales volume of our ASIC chips, largely offset by an inventory write-down and a prepayment write-down, totaling approximately RMB24.7 million.

Operating Expenses

Total operating expenses were RMB74.0 million (US$10.4 million) for 2023, representing an increase of 15.7% from RMB64.0 million for 2022. This increase was primarily due to increases in both sales and marketing expenses and general and administrative expenses, partially offset by a decrease in research and development expenses.

•

Research and development expenses decreased by 12.6% to RMB42.3 million (US$6.0 million) for 2023 from RMB48.4 million for 2022. The decrease was primarily attributable to the different stages of our research and development projects during the reporting period, partially offset by an increase in labor costs and depreciation and amortization expenses.

•	Sales and marketing expenses increased by 60.5% to RMB6.5 million (US$0.9 million) for 2023 from RMB4.1 million for 2022, mainly due to an increase in personnel-related expenses.

•

General and administrative expenses increased by 118.1% to RMB25.2 million (US$3.6 million) for 2023 from RMB11.6 million for 2022, primarily due to an increase in rental expenses, labor costs and professional expenses.

Interest Income

Interest income increased by 50.5% to RMB16.8 million (US$2.4 million) for 2023 from RMB11.1 million for 2022, mainly attributable to our effective cash management.

Other Income, net

Our other income, net decreased by 55.6% to RMB13.2 million (US$1.9 million) for 2023 from RMB29.7 million for 2022. The decrease was primarily due to decreased grants received from the local government. The grants were issued in support of eligible IC industry projects with no repayment obligations.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB26.8 million (US$3.8 million) for the year ended December 31, 2023, compared with a net income of RMB355.2 million for the year ended December 31, 2022.

Basic and Diluted Net Loss Per Ordinary Share

Basic and diluted net loss per ordinary share were RMB0.22 (US$0.03) for the year ended December 31, 2023, compared with basic and diluted net earnings per ordinary share of RMB3.02 for the year ended December 31, 2022. Each ADS represents two of the Company’s Class A ordinary shares.

Recent Developments

On February 28, 2024, the Company completed its previously reported acquisition of certain assets from Singapore-based GOLDSHELL PTE. LTD., or the Seller, in accordance with an asset acquisition agreement between the Company and the Seller dated December 8, 2023. Pursuant to the terms and conditions of such asset acquisition agreement, the Company acquired the Goldshell brand and certain related assets for a cash consideration of US$550,000.

On January 22, 2024, Maxim Partners LLC exercised the underwriter’s warrants granted in connection with our initial public offering on the Nasdaq Capital Market in full through a cashless exercise to acquire 7,921 of our ADSs.

Conference Call Information

The Company’s management team will host an earnings conference call to discuss its financial results at 8:00 P.M. U.S. Eastern Time on February 28, 2024 (9:00 A.M. Beijing Time on February 29, 2024). Details for the conference call are as follows:

Event Title:	Intchains Group Limited Fourth Quarter and Full Year 2023 Earnings Conference Call

Date:	February 28, 2024

Time:	8:00 P.M. U.S. Eastern Time

Registration Link:	https://register.vevent.com/register/BI57545434a6a24bcd8e534e49cf5b4c7d

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of dial-in numbers and a personal access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available at the Company’s website at https://intchains.com/.

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance computing ASIC chip products and ancillary software and hardware for blockchain applications. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, which are the major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance computing ASIC chip products including ASIC chips that have high computing power and superior power efficiency and computing equipment incorporating our ASIC chips, as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” platform, which allows the Company to develop a wide range of ASIC chips with high efficiency and scalability. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.0999 on the last trading day of the Fourth quarter (December 29, 2023). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Piacente Financial Communications

In China:

Helen Wu

Tel: +86-10-6508-0677

Email: intchains@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

Email: intchains@tpg-ir.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	712,231	694,750	97,854
Inventories, net	77,782	41,767	5,883
Prepayments and other current assets, net	41,968	47,403	6,678
Short-term investments	—	13,596	1,915

Total current assets	831,981	797,516	112,330

Non-current Assets:
Cryptocurrency	—	645	91
Property, equipment, and software, net	6,965	49,184	6,926
Intangible assets, net	—	3,425	482
Right-of-use assets	1,329	1,735	244
Deferred tax assets	—	12,899	1,817
Prepayments on long-term assets	112,856	113,425	15,976
Other non-current assets	—	421	59

Total non-current assets	121,150	181,734	25,595

Total assets	953,131	979,250	137,925

Current Liabilities:
Accounts payable	2,903	195	27
Contract liabilities	6	9,828	1,384
Income tax payable	2,239	1,634	230
Lease liabilities	972	1,103	155
Provision for warranty	223	40	6
Accrued liabilities and other current liabilities	12,855	15,364	2,165

Total current liabilities	19,198	28,164	3,967

Non-current Liabilities:
Deferred tax liabilities	42	—	—
Lease liabilities	294	761	107

Total non-current liabilities	336	761	107

Total liabilities	19,534	28,925	4,074

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 117,647,000 and 119,876,032 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	144,577	186,262	26,235
Statutory reserve	47,478	48,265	6,798
Accumulated other comprehensive income	—	1,838	259
Retained earnings	741,542	713,960	100,559

Total equity	933,597	950,325	133,851

Total liabilities and shareholders’ equity	953,131	979,250	137,925

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended December 31,
	2022	2023
	RMB	RMB	US$
Products revenue	33,664	35,454	4,994
Cost of revenue	(19,991)	(14,132)	(1,990)

Gross profit	13,673	21,322	3,004
Operating expenses:
Research and development expenses	(9,958)	(13,962)	(1,967)
Sales and marketing expenses	(1,081)	(1,787)	(252)
General and administrative expenses	(1,690)	(7,040)	(992)

Total operating expenses	(12,729)	(22,789)	(3,211)

Income/(loss) from operations	944	(1,467)	(207)
Interest income	3,474	4,248	598
Foreign exchange loss, net	(72)	(971)	(137)
Other income, net	10,588	7,458	1,050

Income before income tax expenses	14,934	9,268	1,304
Income tax expense	(2,281)	(1,190)	(168)

Net Income	12,653	8,078	1,136

Foreign currency translation adjustment, net of nil tax	—	(826)	(116)

Total comprehensive income	12,653	7,252	1,020

Weighted average number of shares used in per share calculation
— Basic	117,647,000	119,876,032	119,876,032
— Diluted	117,647,000	119,921,358	119,921,358
Net earnings per share
— Basic	0.11	0.07	0.01
— Diluted	0.11	0.07	0.01

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Year ended December 31,
	2022	2023
	RMB	RMB	US$
Products revenue	473,740	82,225	11,581
Cost of revenue	(87,021)	(73,147)	(10,302)

Gross profit	386,719	9,078	1,279
Operating expenses:
Research and development expenses	(48,387)	(42,304)	(5,958)
Sales and marketing expenses	(4,070)	(6,532)	(920)
General and administrative expenses	(11,557)	(25,210)	(3,551)

Total operating expenses	(64,014)	(74,046)	(10,429)

Income/(loss) from operations	322,705	(64,968)	(9,150)
Interest income	11,132	16,750	2,359
Foreign exchange (loss)/gains, net	3,494	(524)	(74)
Other income, net	29,726	13,191	1,856

Income/(loss) before income tax expenses	367,057	(35,551)	(5,009)
Income tax (expense)/benefit	(11,856)	8,756	1,233

Net Income/(loss)	355,201	(26,795)	(3,776)

Foreign currency translation adjustment, net of nil tax	—	1,838	259

Total comprehensive income/(loss)	355,201	(24,957)	(3,517)

Weighted average number of shares used in per share calculation
— Basic	117,647,000	119,387,937	119,387,937
— Diluted	117,647,000	119,387,937	119,387,937
Net earnings/(loss) per share
— Basic	3.02	(0.22)	(0.03)
— Diluted	3.02	(0.22)	(0.03)